COOPERATION AGREEMENT

This Cooperation Agreement (this "Agreement") is made and entered into as of December 9, 2015 by and among Itron, Inc., a Washington corporation (the "Company"), the persons and entities listed on Annex A (collectively, the "Group"), Jerome J. Lande ("Mr. Lande") in his capacity as a Coppersmith Nominee (as defined below) and Peter Mainz ("Mr. Mainz") in his capacity as the proposed Additional Independent Nominee (as defined below) (each of the Company, the Group, Mr. Lande and Mr. Mainz, a "Party" to this Agreement, and collectively, the "Parties").

RECITALS

WHEREAS, the Company and the Group have engaged in various discussions and communications concerning the Company's business, financial performance and strategic plans;

WHEREAS, as of the date hereof, the Group is deemed to beneficially own shares of Common Stock of the Company (the "Common Stock") totaling, in the aggregate, 3,775,801 shares (the "Shares"), or approximately 9.9%, of the Common Stock issued and outstanding on the date hereof;

WHEREAS, as of the date hereof, the Corporate Governance Committee of the Board of Directors of the Company (the "Corporate Governance Committee") and the Board of Directors of the Company (the "Board") have considered the qualifications of each New Nominee (as defined below) and conducted such review as they have deemed appropriate, including as to reviewing materials provided by the New Nominees and the Group; and

WHEREAS, as of the date hereof, the Company and the Group have determined to come to an agreement with respect to the composition of the Board and certain other matters, as provided in this Agreement.

NOW, THEREFORE, in consideration of and reliance on the foregoing premises and the mutual covenants, representations, warranties and agreements contained herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties hereto, intending to be legally bound hereby, agree as follows:

1.   Nomination and Election of Directors; Board Committees; and Related Agreements.

(a)   Nomination and Election of Directors. Immediately after the execution of this Agreement, the Board and all applicable committees of the Board shall take all necessary actions to (1) set the size of the Board at fourteen (14) members, (2) appoint Mr. Lande (the "Coppersmith Nominee") as a director of the Company, which appointment will be effective immediately, and (3) appoint Mr. Mainz as a director of the Company (the "Additional Independent Director" and, together with Coppersmith Nominee, the "New Nominees"), which appointment will not be effective until January 1, 2016 and which appointment will be subject to Mr. Mainz' irrevocable prior resignation from the board of directors, and all committees thereof, of that certain company previously disclosed to the Company. Prior to the mailing of its definitive proxy statement for the Company's 2016 annual meeting of shareholders (the "2016 Annual Meeting"), the Board and all applicable committees of the Board shall nominate (i) the Coppersmith Nominee to stand for election at the Company's 2016 Annual Meeting as a Class I director with a term expiring at the Company's 2017 annual meeting of shareholders (the "2017 Annual Meeting") and (ii) the Additional Independent Director to stand for election at the 2016 Annual Meeting as a Class II director with a term expiring at the Company's 2018 annual meeting of shareholders (the "2018 Annual Meeting"). The Company will recommend and solicit proxies for the election of the Coppersmith Nominee (or a Coppersmith Replacement Director (as defined below), if applicable) and the Additional Independent Nominee (or an Independent Replacement Director (as defined below), if applicable), at the 2016 Annual Meeting in the same manner as for the other nominees nominated by the Board at the 2016 Annual Meeting. After the appointment of the New Nominees in accordance with this Section 1(a) and before the reduction of the Board in accordance with Section 1(a)(iii), the Board and all applicable committees of the Board shall not (i) increase the size of the Board to more than fourteen (14) directors or (ii) seek to change the classes on which the Board members serve, in each case without the prior written consent of the Group.

(i)　　　The Coppersmith Nominee (or any Coppersmith Replacement Director, if applicable) agrees that, at all times while serving as a member of the Board, he or she (x) qualifies as "independent" pursuant to the Securities and Exchange Commission ("SEC") and NASDAQ listing standards and (y) qualifies to serve as a director under the Washington Business Corporation Act. The Coppersmith Nominee (or any Coppersmith Replacement Director, if applicable) will promptly advise the Corporate Governance Committee in writing if he or she ceases to satisfy any of the conditions identified in the previous sentence.

(ii)　　　The Additional Independent Nominee (or any Independent Replacement Director, if applicable) agrees that, at all times while serving as a member of the Board, he or she (x) qualifies as "independent" pursuant to the SEC and NASDAQ listing standards, (y) qualifies to serve as a director under the Washington Business Corporation Act and (z) has no prior or current relationship with the Group, its principals or any of its Affiliates (other than contact incident to becoming the Additional Independent Nominee). The Additional Independent Nominee (or any Independent Replacement Director, if applicable) will promptly advise the Corporate Governance Committee in writing if he or she ceases to satisfy any of the conditions identified in the previous sentence.

(iii)　　　The Board and all applicable committees of the Board shall take all necessary actions to (a) decrease the size of the Board to thirteen (13) members immediately following the 2016 Annual Meeting and (b) decrease the size of the Board to twelve (12) members immediately following the 2017 Annual Meeting. After the reduction in accordance with this Section 1(a)(iii) and until the 2017 Annual Meeting, the Board and all applicable committees of the Board shall not (i) increase the size of the Board to more than thirteen (13) directors or (ii) seek to change the classes on which the Board members serve, in each case without the prior written consent of the Group. After the 2017 Annual Meeting and throughout the Standstill Period (as defined below), the Board and all applicable committees of the Board shall not (i) increase the size of the Board to more than twelve (12) directors or (ii) seek to change the classes on which the Board members serve, in each case without the prior written consent of the Group.

(iv)　　　During the Standstill Period, if either of the New Nominees (or Coppersmith Replacement Director or Independent Replacement Director) is unable or unwilling to serve as a director or resigns as a director prior to the 2017 Annual Meeting (or the 2018 Annual Meeting, if the Standstill Period is extended in accordance with Section 2(a)) (in the case of the Coppersmith Nominee) and the 2018 Annual Meeting (in the case of the Additional Independent Nominee), and (a) so long as the Group continuously holds in the aggregate at least the lesser of five percent (5.0%) of the Company's then outstanding Common Stock and 1,894,887 shares of Common Stock (subject to adjustment for stock splits, reclassifications, combinations and similar adjustments) (the "Minimum Ownership Threshold"), the Group shall have the ability to recommend a substitute person(s) in accordance with this Section 1(a)(iv) (any such replacement nominee for the Coppersmith Nominee shall be referred to as the "Coppersmith Replacement Director" and any such replacement nominee for the Additional Independent Nominee shall be referred to as the "Independent Replacement Director") and (b) if at any time, the Group holds less than the Minimum Ownership Threshold, then so long as the Group continuously holds in the aggregate at least the lesser of four percent (4.0%) of the Company's then outstanding Common Stock and 1,515,909 shares of Common Stock (subject to adjustment for stock splits, reclassifications, combinations and similar adjustments) (the "Alternative Minimum Ownership Threshold"), the Group shall have the ability to recommend an Independent Replacement Director in accordance with this Section 1(a)(iv) as a substitute for the Additional Independent Nominee. Any Coppersmith Replacement Director or Independent Replacement Director recommended by the Group must (w) qualify as "independent" pursuant to the SEC and NASDAQ listing standards, (x) qualify to serve as a director under the Washington Business Corporation Act, (y) possess the skills, experience, knowledge, personal attributes, business and personal background essential and necessary to serve effectively on the Board and to contribute to the overall success of the Company, in each case as reasonably determined by the Corporate Governance Committee and, solely with regard to an Independent Replacement Director, (z) have no prior or current relationship with the Group, its principals or any of its Affiliates (other than contact incident to becoming the Independent Replacement Director). The Corporate Governance Committee shall make its determination and recommendation regarding whether such person so qualifies within five (5) business days after (i) such nominee has submitted to the Company the documentation required by Section 1(b)(v) herein, (ii) representatives of the Company's Board have conducted customary interview(s) of such nominee and (iii) the Corporate Governance Committee has completed its diligence process with regard to such nominee to its reasonable satisfaction. The Company shall use its reasonable best efforts to conduct any interview(s) and diligence contemplated in this section as promptly as practicable, but in any case, assuming reasonable availability of the nominee, within twenty (20) business days after the Group's submission of such nominee and such nominee's submission of the documentation requested by Section 1(b)(v) herein. In the event the Corporate Governance Committee does not accept a substitute person recommended by the Group as the Coppersmith Replacement Director or Independent Replacement Director, as applicable, the Group shall have the right to recommend additional substitute person(s) whose appointment shall be subject to the Corporate Governance Committee recommending such person in accordance with the procedures described above. Upon the recommendation of a Coppersmith Replacement Director nominee or Independent Replacement Director nominee, as applicable, by the Corporate Governance Committee, the Board shall vote on the appointment of such Coppersmith Replacement Director or Independent Replacement Director, as applicable, to the Board no later than five (5) business days after the Corporate Governance Committee's recommendation of such Coppersmith Replacement Director or Independent Replacement Director, as applicable; provided, however, that if the Board does not elect such Coppersmith Replacement Director or Independent Replacement Director, as applicable, to the Board, the Parties shall continue to follow the procedures of this Section 1(a)(iv) until a Coppersmith Replacement Director or Independent Replacement Director, as applicable, is elected to the Board. If a Coppersmith Replacement Director is identified and approved by the Board in accordance with this Section 1(a)(iv) prior to the mailing of the Company's definitive proxy statement for the 2016 Annual Meeting, such Coppersmith Replacement Director shall stand for election at the 2016 Annual Meeting as a Class I director with a term expiring at the 2017 Annual Meeting. If an Independent Replacement Director is identified and approved by the Board in accordance with this Section 1(a)(iv) prior to the mailing of the Company's definitive proxy statement for the 2016 Annual Meeting, such Independent Replacement Director shall stand for election at the 2016 Annual Meeting as a Class II director with a term expiring at the 2018 Annual Meeting. If an Independent Replacement Director is identified and approved by the Board in accordance with this Section 1(a)(iv) after the 2016 Annual Meeting but prior to the mailing of the Company's definitive proxy statement for the 2017 Annual Meeting, such Independent Replacement Director shall stand for election at the 2017 Annual Meeting as a Class II director with a term expiring at the 2018 Annual Meeting. Upon a Coppersmith Replacement Director's or an Independent Replacement Director's appointment to the Board, the Board and all applicable committees of the Board shall take all necessary actions to promptly appoint such Coppersmith Replacement Director or Independent Replacement Director to any applicable committee of the Board of which the replaced director was a member immediately prior to such director's cessation of service. If at any time the Group's aggregate beneficial ownership of Common Stock decreases to less than the Minimum Ownership Threshold, the right of the Group pursuant to this Section 1(a)(iv) to participate in the recommendation of a Coppersmith Replacement Director to fill the vacancy caused by any such resignation of the Coppersmith Nominee or any Coppersmith Replacement Director shall automatically terminate. If at any time the Group's aggregate beneficial ownership of Common Stock decreases to less than the Alternative Minimum Ownership Threshold, the right of the Group pursuant to this Section 1(a)(iv) to participate in the recommendation of an Independent Replacement Director to fill the vacancy caused by any such resignation of the Additional Independent Nominee or any Independent Replacement Director shall automatically terminate. Notwithstanding the foregoing, in the event that the Group fails to comply with its obligations in Section 1(b)(iii) prior to the 2016 Annual Meeting, the Company shall not be required to nominate, recommend, support or solicit proxies for the election of the New Nominees or any Coppersmith Replacement Director or Independent Replacement Director for election to the Board at the 2016 Annual Meeting.

(v)   Promptly after their appointment to the Board pursuant to Section 1(a) in the first instance, and thereafter as necessary, and subject to the NASDAQ rules and applicable laws, the Board and all applicable committees of the Board shall take all actions necessary to appoint the Coppersmith Nominee as a member of the Audit/Finance Committee of the Board and the Additional Independent Nominee as a member of the Compensation Committee of the Board and such New

Nominees shall serve on such committees during the Standstill Period unless otherwise agreed by the Board and such New Nominee.

(vi)   During the Standstill Period, the Board and all applicable committees of the Board shall not create any executive committee of the Board, or delegate to any existing or new committee of the Board, responsibilities substantially similar to those of an executive committee.

(b)   Additional Agreements.

(i)   The Group agrees that it will cause its controlled Affiliates and Associates to comply with the terms of this Agreement and shall be responsible for any breach of this Agreement by any such controlled Affiliate or Associate. As used in this Agreement, (1) the terms "Affiliate" and "Associate" shall have the respective meanings set forth in Rule 12b-2 promulgated by the SEC under the Securities Exchange Act of 1934, as amended, or the rules or regulations promulgated thereunder (the "Exchange Act") and shall include all persons or entities that at any time during the term of this Agreement become Affiliates or Associates of any person or entity referred to in this Agreement and (2) a breach of this Agreement by an Affiliate or Associate of any member of the Group, if such Affiliate or Associate is not a party hereto, shall be deemed to occur if such Affiliate or Associate engages in conduct that would constitute a breach of this Agreement if such Affiliate or Associate was a party hereto to the same extent as the Group.

(ii)   Upon execution of this Agreement, the Group hereby agrees that it will not, and that it will not permit any of its controlled Affiliates or Associates to, directly or indirectly, (1) nominate or recommend for nomination any person for election at the 2016 Annual Meeting, (2) submit any proposal for consideration at, or bring any other business before, the 2016 Annual Meeting or any special meeting of shareholders held during the Standstill Period or (3) initiate, encourage or participate in any "withhold" or similar campaign with respect to the 2016 Annual Meeting; provided, that if the Standstill Period is automatically extended pursuant to Section 2(a), then the Group agrees to, and to cause its controlled Affiliates and Associates to, abide by all the restrictions in this sentence at the 2017 Annual Meeting in addition to the 2016 Annual Meeting. The Group shall not publicly or privately encourage or support any other shareholder to take any of the actions described in this Section 1(b)(ii), provided, however, that the foregoing shall not be deemed to limit the exercise by the New Nominees (or any Coppersmith Replacement Director or Independent Replacement Director) of their fiduciary duties and such exercise by such individuals shall not be a breach of this Agreement (it being understood and agreed that the Group, its Affiliates and Associates shall not, and shall not seek, to do indirectly through the New Nominees (or any Coppersmith Replacement Director or Independent Replacement Director) anything that would be prohibited if done by the Group, its Affiliates or Associates).

(iii)   The Group agrees that it will (1) continue to have the right to vote all of the Shares held as of the date hereof through the 2016 Annual Meeting, provided that prior to the 2016 Annual Meeting the Group may sell up to 568,466 Shares net of any purchases; and (2) appear in person or by proxy at the 2016 Annual Meeting and vote all shares of Common Stock of the Company beneficially owned by the Group at such meeting (w) in favor of the slate of directors recommended by the Board, (x) in favor of the ratification of the appointment of Deloitte & Touche LLP (or such other firm as may be determined by the Board) as the Company's independent registered public accounting firm for the year ending December 31, 2016, (y) in accordance with the Board's recommendation with respect to the advisory vote on executive compensation at each such meeting and (z) if the Coppersmith Nominee (or any Coppersmith Replacement Director, if applicable) has voted to recommend such proposal in his or her capacity as a director, in accordance with the Board's recommendation for each other proposal to come before the 2016 Annual Meeting; provided, that if the Standstill Period is automatically extended pursuant to Section 2(a), then the Group agrees to appear in person or by proxy at the 2017 Annual Meeting and vote all shares of Common Stock of the Company beneficially owned by the Group at such meeting in accordance with (w), (x), (y) and (z) at the 2017 Annual Meeting; provided, however, that, for the purposes of this proviso, (x) shall refer to the year ending December 31, 2017 and (z) shall refer to the 2017 Annual Meeting.

(iv)   Concurrently with the execution of this Agreement, the Coppersmith Nominee has delivered to the Company an irrevocable resignation letter pursuant to which the Coppersmith Nominee will immediately resign from the Board and all applicable committees thereof (u) if at any time during the Standstill Period the Group's aggregate beneficial ownership of Common Stock decreases to less than the Minimum Ownership Threshold, (v) if the Standstill Period is not extended pursuant to Section 2(a) and if any member of the Group, its Affiliates or Associates takes any action with any Third Party (as defined below) in connection with, or advises any Third Party that it is considering, conducting a proxy contest at the 2017 Annual Meeting or provides the Company with a notice of nomination of director(s) at the 2017 Annual Meeting (it being understood that the Coppersmith Nominee will resign from the Board prior to such event) or (w) if the Standstill Period is extended pursuant to Section 2(a) and if any member of the Group, its Affiliates or Associates takes any action with any Third Party in connection with, or advises any Third Party that it is considering, conducting a proxy contest at the 2018 Annual Meeting or provides the Company with a notice of nomination of director(s) at the 2018 Annual Meeting (it being understood that the Coppersmith Nominee will resign from the Board prior to such event). In addition, prior to the appointment of any Coppersmith Replacement Director to the Board pursuant to Section 1(a)(iv), the Group agrees to obtain from such Coppersmith Replacement Director and deliver to the Company an irrevocable resignation letter pursuant to which the Coppersmith Replacement Director shall resign from the Board and all applicable committees thereof (x) if at any time during the Standstill Period the Group's aggregate beneficial ownership of Common Stock decreases to less than the Minimum Ownership Threshold, (y) if the Standstill Period is not extended pursuant to Section 2(a) and if any member of the Group, its Affiliates or Associates takes any action with any Third Party in connection with, or advises any Third Party that it is considering, conducting a proxy contest at the 2017 Annual Meeting or provides the Company with a notice of nomination of director(s) at the 2017 Annual Meeting (it being understood that the Coppersmith Replacement Director will resign from the Board prior to such event) or (z) if the Standstill Period is extended pursuant to Section 2(a) and if any member of the Group, its Affiliates or Associates takes any action with any Third Party in connection with, or advises any Third Party that it is considering, conducting a proxy contest at the 2018 Annual Meeting or provides the Company with a notice of nomination of director(s) at the 2018 Annual Meeting (it being understood that the Coppersmith Replacement Director will resign from the Board prior to such event).

(v)   Prior to the date of this Agreement, the Coppersmith Nominee and the Additional Independent Director have submitted to the Company (x) a fully completed copy of the Company's standard director & officer questionnaire and other reasonable and customary director onboarding documentation required by the Company of all current directors in connection with the appointment or election of new Board members, (y) the information required pursuant to Section 3.3.1 of the Company's Amended and Restated Bylaws (the "Bylaws") and (z) written acknowledgments that each of the Coppersmith Nominee and the Additional Independent Director agrees to be bound by all lawful policies, codes and guidelines applicable to all directors of the Company, including those regarding confidentiality, as such may be amended from time to time, and, with respect to the Additional Independent Director only, a statement regarding his irrevocable resignation from the board of directors, and all committees thereof, of that certain company previously disclosed to the Company. The Company acknowledges receipt of such information with respect to the Coppersmith Nominee and the Additional Independent Director. Any Coppersmith Replacement Director and/or Independent Replacement Director will also promptly (but in any event prior to being placed on the Board in accordance with this Agreement) submit to the Company (a) a fully completed copy of the Company's standard director & officer questionnaire and other reasonable and customary director onboarding documentation required by the Company of all current directors in connection with the appointment or election of new Board members, (b) the information required pursuant to Section 3.3.1 of the Bylaws, (c) a written acknowledgment that the Coppersmith Replacement Director or the Independent Replacement Director, as applicable, agree to be bound by all lawful policies, codes and guidelines applicable to all directors of the Company, including those regarding confidentiality, as such may be amended from time to time and (d) an executed counterparty signature page to this Agreement.

(vi)   The Group agrees that the Board or any committee thereof, in the exercise of its fiduciary duties, may recuse the New Nominees (or any Coppersmith Replacement Director or

Independent Replacement Director, if applicable) from the portion of any Board or committee meeting at which the Board or any such committee is evaluating and/or taking action with respect to (i) the ownership of Common Stock by the Group, (ii) the exercise of any of the Company's rights or enforcement of any of the obligations under this Agreement, (iii) any action taken in response to actions taken or proposed by the Group or its Affiliates with respect to the Company or (iv) any transaction proposed by, or with, the Group or its Affiliates.

(vii)   The Group agrees that the New Nominees' (or any Coppersmith Replacement Directors' or Independent Replacement Directors', as applicable) compensation as a non-employee director for 2015 (or for the year in which such Coppersmith Replacement Director or Independent Replacement Director is appointed to the Board, if applicable) will be pro-rated based on the date of each New Nominees' (or such Coppersmith Replacement Director's or Independent Replacement Director's, as applicable) commencement of services as a director.

(viii)   While the New Nominees (or any Coppersmith Replacement Director or Independent Replacement Director, as applicable) are serving as directors on the Board, the New Nominees (or any Coppersmith Replacement Director or Independent Replacement Director, as applicable) and all the other members of the Board agree to cooperate and work constructively with one another to develop and implement initiatives designed to create durable, sustainable shareholder value, provided that each director will be always free to reach his or her own good faith decisions regarding what is in the best interest of shareholders.

(ix)   During the term of this Agreement, upon written request from the Company, each member of the Group will promptly provide the Company with information regarding the amount of Common Stock then beneficially owned by each member of the Group.

(c)   Value Enhancement Committee. Substantially concurrently with the Company's execution of this Agreement, the Board shall establish a Value Enhancement committee of the Board which shall be named the Value Enhancement Committee (the "Value Enhancement Committee") to review, study and develop potential initiatives (including transactions) designed to create durable, sustainable long-term shareholder value. The Board shall establish the Charter of the Value Enhancement Committee in the form attached hereto as Annex D (the "Value Enhancement Committee Charter") substantially concurrently with the Company's execution of this Agreement. The Value Enhancement Committee shall remain in effect during the Standstill Period and, if determined by the Board, thereafter. The Value Enhancement Committee shall be comprised of no more than five (5) independent directors, consisting of the New Nominees (or Coppersmith Replacement Director or Independent Replacement Director, if applicable), and three (3) of the Company's incumbent independent directors, as recommended by the Corporate Governance Committee and approved by the Board. The Corporate Governance Committee will recommend the Chairperson of the Value Enhancement Committee, with such person to be approved by the Board. The New Nominees (or the Coppersmith Replacement Director or Independent Replacement Director, if applicable) shall serve on the Value Enhancement Committee for so long as such persons serve as directors during the existence of the Value Enhancement Committee. Consistent with the Company's current practice regarding committees of the Board, any director who is not a member of the Value Enhancement Committee may, if any director so chooses, attend all or part of any of the Value Enhancement Committee's meetings (but the Chairperson of the Value Enhancement Committee shall be able to hold executive sessions of Value Enhancement Committee members without any guests). For the avoidance of doubt, non-members of the Value Enhancement Committee who attend its meetings will, as is normal practice with respect to all committees of the Board, not pre-empt or interfere with the role of Value Enhancement Committee members. All Board members will be given reasonable advance notice of the Value Enhancement Committee's meetings and will have the right to receive copies of materials provided to the Value Enhancement Committee (including by accessing such materials through the Board's Diligent website). The Value Enhancement Committee will make recommendations to the Board regarding actions to be considered in furtherance of the Value Enhancement Committee's purpose. The Board will have the right to review and approve or reject any recommendations made by the Value Enhancement Committee. The Value Enhancement Committee will have the authority to gather appropriate information (including access to Company resources as described below) so that the Value Enhancement Committee is able to make informed assessments, including recommendations to the Board. The Value Enhancement Committee will have reasonable, direct access to Company resources, including the right to (i) request services (including research, analysis and presentations) from the Company's financial advisors, strategic and managerial consultants, legal advisors and other outside Company advisors (collectively, the

"Company Professional Advisors") and members of the Company's senior management, (ii) work directly with any Company Professional Advisor(s) on all matters regarding which the Value Enhancement Committee has requested such Company Professional Advisor's services, (iii) receive the professional, expert views of the Company Professional Advisors based on their consideration of the matters addressed (which may take into account the views of senior management, but will represent the considered professional view of the involved Company Professional Advisor) and (iv) receive the views of senior management representing what they believe in good faith to be in the best interest of the Company and its shareholders. Individual Value Enhancement Committee members, in consultation with the Chairperson of the Value Enhancement Committee, will have reasonable access to speak and consult with senior management and the Company Professional Advisors on topics being considered by the Value Enhancement Committee. In connection with the Value Enhancement Committee pursuing its purpose, it is expected that the Company's senior management will be an active participant in the effort to develop and assess potential courses of action. For the avoidance of doubt, the Value Enhancement Committee is not intended to, and will not be used to, replace the role of the Company's senior management or modify or disrupt the current reporting structure of such management. It being understood that responding to reasonable Value Enhancement Committee requests (including if made by individual Value Enhancement Committee members as provided above) of members of senior management to meet with the Value Enhancement Committee (or such members) and discuss matters within the purview of senior management is contemplated as reasonable access to the Company's senior management, *i.e.*, members of senior management will be a directly accessible resource for the Value Enhancement Committee.

2.   Standstill Provisions.

(a) The standstill period (the "Standstill Period") begins on the date of this Agreement and shall extend until thirty (30) days prior to the deadline for the submission of shareholder nominations for directors for the 2017 Annual Meeting pursuant to the Bylaws, provided, that if the Company shall offer to re-nominate the Coppersmith Nominee (or the Coppersmith Replacement Director, if applicable) for election at the 2017 Annual Meeting (which offer shall be made by the Company not less than ten (10) business days prior to the expiration of the Standstill Period) and if the Coppersmith Nominee (of the Coppersmith Replacement Director, if applicable) accepts such re-nomination, then the Standstill Period shall be automatically extended to thirty (30) days prior to the deadline for the submission of shareholder nominations for directors for the 2018 Annual Meeting pursuant to the Bylaws; provided, further, that if the Standstill Period is not extended in accordance with this sentence and if any member of the Group, its Affiliates or Associates takes any action with any Third Party in connection with, or advises any Third Party that it is considering, conducting a proxy contest at the 2017 Annual Meeting or provides the Company with a notice of nomination of director(s) at the 2017 Annual Meeting, prior to such event the Coppersmith Nominee (or any Coppersmith Replacement Director, if applicable) will resign from the Board; provided, further, if the Standstill Period is extended in accordance with this sentence and if any member of the Group, its Affiliates or Associates takes any action with any Third Party in connection with, or advises any Third Party that it is considering, conducting a proxy contest at the 2018 Annual Meeting or provides the Company with a notice of nomination of director(s) at the 2018 Annual Meeting, prior to such event the Coppersmith Nominee (or any Coppersmith Replacement Director, if applicable) will resign from the Board. The Group agrees that during the Standstill Period, neither it nor any of its Affiliates or Associates under its control or direction will, and it will cause each of its Affiliates and Associates under its control not to, directly or indirectly, in any manner, alone or in concert with others:

(i)   solicit, or knowingly encourage or in any way engage in any solicitation of, any proxies or consents or become a "participant" in a "solicitation," directly or indirectly, as such terms are defined in Regulation 14A under the Exchange Act of proxies or consents (including, without limitation, any solicitation of consents that seeks to call a special meeting of shareholders or by encouraging or participating in any "withhold" or similar campaign), in each case, with respect to securities of the Company or any securities convertible or exchangeable into or exercisable for any such securities (collectively, "securities of the Company");

(ii)   advise, knowingly encourage, support, instruct or influence any person with respect to any of the matters covered by this Section 2(a) or with respect to the voting or disposition of any securities of the Company at any annual or special meeting of shareholders, except in accordance with Section 1, or seek to do so;

(iii)   agree, attempt, seek or propose to deposit any securities of the Company in any voting trust or similar arrangement, or subject any securities of the Company to any arrangement or agreement with respect to the voting thereof, other than any such voting trust, arrangement or agreement solely among the Group, Affiliates or Associates of the Group and otherwise in accordance with this Agreement;

(iv)   seek or knowingly encourage any person to submit nominations in furtherance of a "contested solicitation" or take other applicable action for the election or removal of directors with respect to the Company;

(v)   form, join in or in any way participate in a partnership, limited partnership, syndicate or other group, including, without limitation, a group as defined under Section 13(d) of the Exchange Act with any person who is not identified on Annex A as a member of the Group or a Group Affiliate (any such person, a "Third Party"), with respect to any securities of the Company or take any other action that would divest the Group of the ability to vote or cause to be voted its shares of Common Stock in accordance with this Agreement;

(vi)   make any public disclosure, communication, announcement or statement regarding any intent, purpose, plan or proposal with respect to the Board, the Company, its management, policies or affairs, any of its securities or assets or this Agreement that is inconsistent with the provisions of this Agreement;

(vii)   with respect to the Company or the Common Stock, make any communication or announcement (other than in the ordinary course of its business on a confidential basis to their investors) stating how its shares of Common Stock will be voted, or the reasons therefor or otherwise communicate pursuant to Rule 14a–1(l)(2)(iv) under the Exchange Act;

(viii)   effect or seek to effect, offer or propose to effect, cause or participate in, or in any way assist or facilitate any other person to effect or seek, offer or propose to effect or participate in, any tender or exchange offer, merger, consolidation, acquisition, scheme, arrangement, business combination, recapitalization, reorganization, sale or acquisition of assets, liquidation, dissolution, extraordinary dividend, significant share repurchase or other extraordinary transaction involving the Company or any of its subsidiaries or joint ventures or any of their respective securities (each, an "Extraordinary Transaction"), or make any public statement or public disclosure regarding any intent, purpose, plan or proposal with respect to the Board, the Company, its management, policies or affairs or any of its securities or assets (including with respect to an Extraordinary Transaction) or this Agreement, that is inconsistent with the provisions of this Agreement, including any intent, purpose, plan or proposal that is conditioned on, or would require waiver, amendment, nullification or invalidation of, any provision of this Agreement or take any action that could require the Company to make any public disclosure relating to any such intent, purpose, plan, proposal or condition; provided, however, that this clause shall not preclude the tender by the Group or a Group Affiliate of any securities of the Company into any tender or exchange offer or vote with respect to any Extraordinary Transaction approved by the Board;

(ix)   (A) call or seek to call or request the call of any meeting of shareholders, including by written consent, (B) seek, alone or in concert with others, representation on, or nominate any candidate to, the Board, except as specifically set forth in Section 1, (C) seek the removal of any member of the Board, (D) solicit consents from shareholders or otherwise act or seek to act by written consent, (E) conduct a referendum of shareholders or (F) make a request for any shareholder list or other similar Company books and records in its capacity as a shareholder, provided, that this proviso (F) shall not apply to the Coppersmith Nominee (or a Coppersmith Replacement Director, if applicable) in his or her capacity as a director of the Company;

(x)   purchase or cause to be purchased or otherwise acquire or agree to acquire beneficial ownership of any Common Stock or other securities issued by the Company, or any securities convertible into or exchangeable for Common Stock, if, in any such case immediately after the taking of such action, the Group together with its Affiliates and Associates would, in the aggregate, beneficially own twelve and a half percent (12.5%) or more of the then outstanding shares of Common Stock;

(xi)   other than in market transactions where the identity of the purchaser is not known and in underwritten widely dispersed public offerings, sell, offer or agree to sell directly or indirectly, through swap or hedging transactions or otherwise, the securities of the Company or any rights decoupled from the underlying securities held by the Group to any Third Party unless (A) such Third Party is a passive investor that has not filed a Schedule 13D and would not as a result of the purchase of the securities of the Company be required to file a Schedule 13D and (B) such sale, offer, or agreement to sell would not knowingly result in such Third Party, together with its Affiliates, owning, controlling or otherwise having any beneficial or other ownership interest in the aggregate of 9.9% or more of the shares of Common Stock outstanding at such time or would increase the beneficial or other ownership interest of any Third Party who, together with its Affiliates, has a beneficial or other ownership interest in the aggregate of 9.9% or more of the shares of Common Stock outstanding at such time, except in each case in a transaction approved by the Board;

(xii)   institute, solicit or join, as a party, any litigation, arbitration or other proceeding against the Company or any of its current or former directors or officers (including derivative actions), other than (A) litigation by the Group to enforce the provisions of this Agreement, (B) counterclaims with respect to any proceeding initiated by, or on behalf of, the Company or its Affiliates against the Group, the Coppersmith Nominee or any Coppersmith Replacement Director and (C) the exercise of statutory appraisal rights; provided, that the foregoing shall not prevent any member of the Group from responding to or complying with a validly issued legal process;

(xiii)   engage in any short sale or purchase, sale or grant of any option, warrant, convertible security, stock appreciation right or other similar right (including, without limitation, any put or call option or swap transaction) with respect to any security (other than a board-based market basket or index) that includes, related to or derives any significant part of its value from a decline in the market price or value of the securities of the Company;

(xiv)   enter into any negotiations, arrangements, understanding or agreements (whether written or oral) with, or advise, finance, assist, seek to persuade or knowingly encourage, any Third Party to take any action or make any statement in connection with any of the foregoing, or make any investment in or enter into any arrangement with any other person that engages, or offers or proposes to engage, in any of the foregoing, or otherwise take or cause any action or make any statement inconsistent with any of the foregoing; or

(xv)   take any action challenging the validity or enforceability of this Section 2 or this Agreement, or publicly make or in any way advance publicly any request or proposal that the Company or Board amend, modify or waive any provision of this Agreement (provided, that the Group may make confidential requests to the Board to amend, modify or waive any provision of this Section 2, which the Board (excluding the New Nominees (and Coppersmith Replacement Director, if applicable)) may accept or reject in its sole discretion, so long as any such request is not publicly disclosed by the Group and is made by the Group in a manner that does not require the public disclosure thereof by the Company, the Group or any other person).

For the avoidance of doubt, nothing in this provision or elsewhere in this Agreement shall prohibit the Coppersmith Nominee, acting in his fiduciary capacity as a director of the Company, from (1) taking any action or making any statement at any meeting of the Board or of any committee thereof or (2) making any statement to the Chief Executive Officer, the Chief Financial Officer or any other director of the Company in his capacity as a director.

3.   Representations and Warranties of the Company.

The Company represents and warrants to the Group that (a) the Company has the corporate power and authority to execute this Agreement and to bind it thereto, (b) this Agreement has been duly and validly authorized, executed and delivered by the Company, constitutes a valid and binding obligation and agreement of the Company, and is enforceable against the Company in accordance with its terms, except as enforcement thereof may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance or similar laws generally affecting the rights of creditors and subject to general equity principles and (c) the execution, delivery and performance of this Agreement by the Company does not and will not (i) violate or conflict with any law, rule, regulation, order, judgment or decree applicable to the Company, or (ii) result in any breach or violation of or constitute a default (or an event which with notice or lapse of time or both could constitute such a breach, violation or default) under or pursuant to, or result in the loss of a material benefit under, or give any right of termination, amendment, acceleration or cancellation of, any organizational document, agreement, contract, commitment, understanding or arrangement to which the Company is a party or by which it is bound.

        4.   <u>Representations and Warranties of the Group</u>.

The Group represents and warrants to the Company that (a) the authorized signatories of the Group set forth on the signature page hereto has the power and authority to execute this Agreement and any other documents or agreements to be entered into in connection with this Agreement and to bind the Group thereto, (b) this Agreement has been duly authorized, executed and delivered by the Group, and is a valid and binding obligation of the Group, enforceable against the Group in accordance with its terms, except as enforcement thereof may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance or similar laws generally affecting the rights of creditors and subject to general equity principles, (c) the execution of this Agreement, the consummation of any of the transactions contemplated hereby, and the fulfillment of the terms hereof, in each case in accordance with the terms hereof, will not conflict with, or result in a breach or violation of the organizational documents of the Group as currently in effect, (d) the execution, delivery and performance of this Agreement by the Group does not and will not (i) violate or conflict with any law, rule, regulation, order, judgment or decree applicable to the Group, or (ii) result in any breach or violation of or constitute a default (or an event which with notice or lapse of time or both could constitute such a breach, violation or default) under or pursuant to, or result in the loss of a material benefit under, or give any right of termination, amendment, acceleration or cancellation of, any organizational document, agreement, contract, commitment, understanding or arrangement to which the Group is a party or by which it is bound, (e) as of the date of this Agreement, the Group is deemed to beneficially own in the aggregate 3,775,801 shares of Common Stock, (f) as of the date hereof, except as otherwise disclosed to the Company, the Group does not currently have, and does not currently have any right to acquire any interest in any other securities of the Company (or any rights, options or other securities convertible into or exercisable or exchangeable (whether or not convertible, exercisable or exchangeable immediately or only after the passage of time or the occurrence of a specified event) for such securities or any obligations measured by the price or value of any securities of the Company or any of its Affiliates, including any swaps or other derivative arrangements designed to produce economic benefits and risks that correspond to the ownership of Common Stock, whether or not any of the foregoing would give rise to beneficial ownership (as determined under Rule 13d-3 promulgated under the Exchange Act), and whether or not to be settled by delivery of Common Stock, payment of cash or by other consideration, and without regard to any short position under any such contract or arrangement), (g) the Group has not, directly or indirectly, compensated or agreed to, and will not, compensate either of the New Nominees (or any Coppersmith Replacement Director or Independent Replacement Director, as applicable) for his or her respective service as a nominee or director of the Company with any cash, securities (including any rights or options convertible into or exercisable for or exchangeable into securities or any profit sharing agreement or arrangement), or other form of compensation directly or indirectly related to the Company or its securities, other than, in the case of the Coppersmith Nominee (or any Coppersmith Replacement Director, if applicable), any performance-based compensation tied to the investments of Coppersmith Capital Management, LLC or its Affiliates (collectively, "<u>Coppersmith</u>"), (h) no person other than the Group has any rights with respect to the Shares and (i) none of the Group or its Affiliates has formed, or has any present intent to form, a group (within the meaning of Section 13(d) under the Exchange Act) with any Third Party in relation to the Company or the Common Stock.

        5.   <u>Termination</u>.

This Agreement shall remain in full force and effect until the earliest of:

        (a)   thirty (30) days prior to the deadline for the submission of shareholder nominations for directors for the 2017 Annual Meeting pursuant to the Bylaws, <u>provided</u>, that if the Standstill Period is automatically extended pursuant to Section 2(a), then the termination date shall be similarly automatically extended to thirty (30) days prior to the deadline for the submission of shareholder nominations for directors for the 2018 Annual Meeting pursuant to the Bylaws; and

(b)   such other date established by mutual written agreement of the Parties hereto.

Notwithstanding the foregoing, the provisions of Section 7 through Section 12 and Section 15 shall survive the termination of this Agreement. In addition, the provisions of Section 1(b)(vi), Section 1(b)(viii), Section 13 and Section 14 shall survive the termination of this Agreement and remain in effect throughout each of the New Nominees' (or the Coppersmith Replacement Director's or Independent Replacement Director's, as applicable) continued service as a member of the Board. No termination pursuant to Section 5(a) shall relieve any Party from liability for any breach of this Agreement prior to such termination.

6.   Press Release; Communications.

Promptly following the execution of this Agreement, the Company shall issue a mutually agreeable press release, in substantially the form attached hereto as Annex B (the "Mutual Press Release"), announcing certain terms of this Agreement. In connection with the execution of this Agreement, and subject to the terms of this Agreement, no Party (including the Company's Board and any committee thereof) shall issue any other press release or public statement regarding this Agreement or the matters contemplated hereby without the prior written consent of the other Party, other than a Form 8-K and proxy statement for the 2016 Annual Meeting and 2017 Annual Meeting (if applicable) to be filed by the Company and an amendment to its Schedule 13D to be filed by the Group, provided, that the Company may make any ordinary course communications with Company constituencies, including employees, customers, suppliers, investors and shareholders consistent with the Mutual Press Release, Form 8-K and Schedule 13D. During the Standstill Period, no Party shall make any public announcement or statement that is inconsistent with or contrary to the statements made in the Mutual Press Release, except as required by law or the rules of any stock exchange or with the prior written consent of the Group and/or the Company, as applicable, and otherwise in accordance with this Agreement. The Company, with respect to its Form 8-K, and the Group, with respect to its amendment to its Schedule 13D, will provide the other Party, prior to each such filing, a reasonable opportunity to review and comment on such documents, and each such Party will consider any comments from the other Party in good faith.

7.   Specific Performance.

Each of the Group, on the one hand, and the Company, on the other hand, acknowledges and agrees that irreparable injury to the other Party hereto would occur in the event any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached and that such injury would not be adequately compensable by the remedies available at law (including the payment of money damages). It is accordingly agreed that the Group, on the one hand, and the Company, on the other hand (the "Moving Party"), shall each be entitled to specific enforcement of, and injunctive relief to prevent any violation of, the terms hereof, and the other Party hereto will not take action, directly or indirectly, in opposition to the Moving Party seeking such relief on the grounds that any other remedy or relief is available at law or in equity. Each of the Parties hereto agrees to waive any bonding requirement under any applicable law. This Section 7 is not the exclusive remedy for any violation of this Agreement.

8.   Expenses.

The Company shall reimburse the Group for its reasonable, documented out-of-pocket fees and expenses (including legal expenses) incurred through the date of this Agreement for the purposes of negotiating and executing this Agreement, provided, that such reimbursement shall not exceed $50,000 in the aggregate.

9.   Severability.

If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated. The Parties agree to use their commercially reasonable best efforts to agree upon and substitute a valid and enforceable term, provision, covenant or restriction for any of such that is held invalid, void or enforceable by a court of competent jurisdiction.

10.   Notices.

Any notices, consents, determinations, waivers or other communications required or permitted to be given under the terms of this Agreement must be in writing and will be deemed to have been delivered: (i) upon receipt, when delivered personally; (ii) upon receipt, when sent by facsimile (provided confirmation of transmission is mechanically or electronically generated and kept on file by the sending Party); (iii) upon confirmation of receipt, when sent by email (provided such confirmation is not automatically generated); or (iv) one (1) business day after deposit with a nationally recognized overnight delivery service, in each case properly addressed to the Party to receive the same. The addresses and facsimile numbers for such communications shall be:

If to the Company: Itron, Inc.
2111 North Molter Road
Liberty Lake, WA 99019
Attention: General Counsel
Telephone: (509) 891-3295
Facsimile: (509) 891-3864
Email: Shannon.Votava@itron.com

With copies (which shall not constitute notice) to: Skadden, Arps, Slate, Meagher & Flom LLP
4 Times Square
New York, NY 10036
Attention: Peter Allan Atkins
                Richard J. Grossman
Telephone: (212) 735-3000
Facsimile: (212) 735-2000
Email: Peter.Atkins@skadden.com
                Richard.Grossman@skadden.com

If to the Group: Coppersmith Capital Management, LLC
1 World Trade Center, 85th Floor
New York, NY 10007
Attention: Jerome J. Lande
Telephone: (212) 804-8001
Facsimile: (646) 741-0127
Email: jl@coppersmithcapital.com

With a copy (which shall not constitute notice) to: Olshan Frome Wolosky LLP
Park Avenue Tower
65 East 55th Street
New York, NY 10022
Attention: Steve Wolosky
                Aneliya S. Crawford
Telephone: (212) 451-2333
                (212) 451-2232
Facsimile: (212) 451-2222
Email: swolosky@olshanlaw.com
                acrawford@olshanlaw.com

11.   Applicable Law.

This Agreement shall be governed by and construed and enforced in accordance with the laws of the State of Washington without reference to the conflict of laws principles thereof. Each of the Parties hereto irrevocably agrees that any legal action or proceeding with respect to this Agreement and the rights and obligations arising hereunder, or for recognition and enforcement of any judgment in respect of this Agreement and the rights and obligations arising hereunder brought by the other Party hereto or its successors or assigns, shall be brought and determined exclusively in the federal courts in Spokane county in the State of Washington (or, if the federal courts in Spokane county in the State of Washington decline to accept jurisdiction over a particular matter, any state court located in Spokane county in the State of Washington). Each of the Parties hereto hereby irrevocably submits with regard to any such action or proceeding for itself and in respect of its property, generally and unconditionally, to the personal jurisdiction of the aforesaid courts and agrees that it will not bring any action relating to this Agreement in any court other than the aforesaid courts. Each of the Parties hereto hereby irrevocably waives, and agrees not to assert in any action or proceeding with respect to this Agreement, (i) any claim that it is not personally subject to the jurisdiction of the above-named courts for any reason, (ii) any claim that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (iii) to the fullest extent permitted by applicable legal requirements, any claim that (A) the suit, action or proceeding in such court is brought in an inconvenient forum, (B) the venue of such suit, action or proceeding is improper or (C) this Agreement, or the subject matter hereof, may not be enforced in or by such courts. EACH OF THE PARTIES HERETO WAIVES THE RIGHT TO TRIAL BY JURY.

12.   Counterparts.

This Agreement may be executed in two or more counterparts, each of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each of the Parties and delivered to the other Party (including by means of electronic delivery or facsimile).

13.   Mutual Non-Disparagement.

Subject to applicable law, each of the Parties covenants and agrees that, during the Standstill Period (unless otherwise specified in accordance with this Agreement) or if earlier, until such time as the other Party or any of its agents, subsidiaries, affiliates, successors, assigns, officers, key employees or directors shall have breached this Section 13, neither it nor any of its respective agents, subsidiaries, affiliates, successors, assigns, officers, key employees or directors, shall in any way criticize, attempt to discredit, make derogatory statements with respect to, call into disrepute, defame, make or cause to be made any statement or announcement that relates to and constitutes an *ad hominem* attack on, or relates to and otherwise disparages (or causes to be disparaged) the other Parties or such other Parties' subsidiaries, affiliates, successors, assigns, officers (including any current, future or former officer of a Party or a Parties' subsidiaries), directors (including any current, future or former director of a Party or a Parties' subsidiaries), employees, shareholders, agents, attorneys or representatives, or any of their practices, procedures, businesses, business operations, products or services, in any manner.

14.   Confidentiality.

Except as set forth in this Section 14, (i) the Group agrees that it will not, and will cause its Affiliates not to, seek to obtain confidential information of the Company from any New Nominee (or Coppersmith Replacement Director or Independent Replacement Director, if applicable) and (ii) the New Nominees agree to preserve the confidentiality of the Company's business and information, including discussions or matters considered in meetings of the Board or Board committees. The Company hereby agrees that: (i) the Coppersmith Nominee (or Coppersmith Replacement Director, if applicable), if he or she wishes to do so, is permitted to and may provide Confidential Information (as defined in the Confidentiality Agreement referred to below) to employees (but not non-employee partners) of Coppersmith Capital Management, LLC and certain of its affiliates named in such Confidentiality Agreement (as defined below), provided that prior to providing any such Confidential Information, the Coppersmith Nominee (or Coppersmith Replacement Director, if applicable) and the appropriate persons and duly authorized representatives of Coppersmith Capital Management, LLC and its affiliates named in such Confidentiality Agreement execute a confidentiality agreement, in substantially the form attached hereto as Annex C (the "Confidentiality Agreement") and fully comply with the Company's insider trading policies, and (ii) the Company will execute and deliver the Confidentiality Agreement to Coppersmith Capital Management, LLC substantially contemporaneously with execution and delivery thereof by the other signatories thereto.

15.   Entire Agreement; Amendment and Waiver; Successors and Assigns; Third Party Beneficiaries.

This Agreement (including, for purposes of this Section 15, the Annexes hereto) contains the entire understanding of the Parties hereto with respect to its subject matter. There are no restrictions, agreements, promises, representations, warranties, covenants or undertakings between the Parties other than those expressly set forth herein. No modifications of this Agreement can be made except in writing signed by an authorized representative of each the Company and the members of the Group. No failure on the part of any Party to exercise, and no delay in exercising, any right, power or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of such right, power or remedy by such Party preclude any other or further exercise thereof or the exercise of any other right, power or remedy. All remedies hereunder are cumulative and are not exclusive of any other remedies provided by law. The terms and conditions of this Agreement shall be binding upon, inure to the benefit of, and be enforceable by the Parties hereto and their respective successors, heirs, executors, legal representatives, and permitted assigns. No Party shall assign this Agreement or any rights or obligations hereunder without, with respect to the Group and the New Nominees (or the Coppersmith Replacement Director and/or Independent Replacement Director, if applicable), the prior written consent of the Company, and with respect to the Company, the prior written consent of the Group. This Agreement is solely for the benefit of the Parties hereto and is not enforceable by any other persons.

[The remainder of this page intentionally left blank]

IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by the duly authorized signatories of the Parties as of the date hereof.

ITRON, INC.

By:

Name:

Title:

PHILIP C. MEZEY
President and CEO
Itron, Inc.

NEW NOMINEES:

By: _____
Name: Jerome J. Lande as Coppersmith Nominee

By: _____
Name: Peter Mainz as Additional Independent Nominee

NEW NOMINEES:

By: _____
Name: Jerome J. Lande as Coppersmith Nominee

By: _____
Name: Peter Mainz as Additional Independent Nominee

COPPERSMITH VALUE PARTNERS II, LP

By: Coppersmith Capital Partners, LLC, its General Partner

By: _____
Name: Jerome J. Lande
Title: Managing Member

COPPERSMITH CAPITAL PARTNERS, LLC

By: _____
Name: Jerome J. Lande
Title: Managing Member

COPPERSMITH CAPITAL MANAGEMENT, LLC

By: _____
Name: Jerome J. Lande
Title: Managing Member

INDIVIDUALS:

By: _____
Name: Jerome J. Lande

By: _____
Name: Craig Rosenblum

SCOPIA LONG LLC	SCOPIA WINDMILL FUND LP
SCOPIA LB LLC	SCOPIA INTERNATIONAL MASTER FUND LP
SCOPIA PX LLC	SCOPIA PX INTERNATIONAL MASTER FUND LP
SCOPIA PARTNERS LLC	SCOPIA LB INTERNATIONAL MASTER FUND LP
SCOPIA LONG INTERNATIONAL MASTER FUND LP	SCOPIA LONG QP LLC

By: Scopia Capital Management LP, its Investment Manager

By: Scopia Management, Inc., its General Partner

By: _____
Name: Matthew Sirovich
Title: Managing Director

SCOPIA CAPITAL MANAGEMENT LP

By: Scopia Management, Inc., its General Partner

By: _____
Name: Matthew Sirovich
Title: Managing Director

SCOPIA CAPITAL GP LLC

By: _____
Name: Matthew Sirovich
Title: Managing Member

SCOPIA MANAGEMENT, INC.

By: _____
Name: Matthew Sirovich
Title: Managing Director

INDIVIDUALS:

By _____
Name: Matthew Sirovich

By: _____
Name: Jeremy Mindich

[Signature Page to Agreement]

Members of the Group

COPPERSMITH VALUE PARTNERS II, LP

COPPERSMITH CAPITAL PARTNERS, LLC

COPPERSMITH CAPITAL MANAGEMENT, LLC

JEROME J. LANDE

CRAIG ROSENBLUM

SCOPIA LONG LLC

SCOPIA LB LLC

SCOPIA PX LLC

SCOPIA PARTNERS LLC

SCOPIA LONG INTERNATIONAL MASTER FUND
LP

SCOPIA WINDMILL FUND LP

SCOPIA INTERNATIONAL MASTER FUND LP

SCOPIA PX INTERNATIONAL MASTER FUND LP

SCOPIA LB INTERNATIONAL MASTER FUND LP

SCOPIA CAPITAL MANAGEMENT LP

SCOPIA MANAGEMENT, INC.

SCOPIA CAPITAL GP LLC

SCOPIA LONG QP LLC

MATTHEW SIROVICH

JEREMY MINDICH



ANNEX B

FOR IMMEDIATE RELEASE

Itron Appoints Jerome J. Lande and Peter Mainz to Board of Directors

Announces Cooperation Agreement with Coppersmith Capital Management and Scopia Capital Management

LIBERTY LAKE, Wash.— Dec.10, 2015 —Itron, Inc. (NASDAQ: ITRI), a world-leading technology and services company dedicated to the resourceful use of energy and water, today announced that it has reached a cooperation agreement with Coppersmith Capital Management LLC and Scopia Capital Management LP under which two directors will be added to the Itron Board of Directors. Jerome Lande, managing partner of Coppersmith, has been appointed effective immediately, and Peter Mainz, a candidate identified by Coppersmith and approved by the board of directors, has been appointed effective Jan. 1, 2016.

Lande will serve as a Class 1 director with a term expiring at the 2017 Annual Meeting. Mainz will serve as a Class 2 director with a term expiring at the 2018 Annual Meeting. Both directors will stand for election at the 2016 Annual Meeting of Shareholders.

The Company also announced that, pursuant to the cooperation agreement, it has formed a Value Enhancement Committee to review, study and develop potential initiatives (including transactions) designed to create durable, sustainable long-term shareholder value. The committee will be comprised of Lande, Mainz and three additional incumbent independent directors: Jon E. Eliassen, chairman of the Itron Board, and Directors Gary Pruitt and Diana D. Tremblay. Pruitt will chair the committee.

“We welcome Jerome and Peter to the board and believe their addition represents a constructive outcome for Itron and all Itron shareholders. Our entire board and management team are moving forward fully focused on delivering on our strategic initiatives, driving performance and creating value for shareholders," said Eliassen.

“Itron has a number of important initiatives underway and we look forward to working together with Jerome and Peter to continue executing on our plan and to consider additional means to reduce costs, realize growth opportunities and unlock the value inherent in Itron as a world-leading technology and services company,” said Philip Mezey, Itron President and Chief Executive Officer.

“We are pleased to have reached an agreement to bring new perspective and shareholder representation to the Itron Board of Directors. We look forward to working with the board and management team to advance the Company’s efforts through existing and new initiatives in support of our shared goal of enhancing shareholder value,” said Lande.



In connection with the cooperation agreement, the Itron Board of Directors will initially include 14 directors upon the appointment of Lande and Mainz. However, the board will be reduced to 13 members not later than the 2016 Annual Meeting and reduced to 12 members not later than the 2017 Annual Meeting. Pursuant to the cooperation agreement, Coppersmith and Scopia Capital have agreed to abide by certain customary standstill and voting provisions.

The complete cooperation agreement among Itron, Coppersmith and Scopia Capital will be included as an exhibit to a Current Report on Form 8-K, which will be filed with the Securities and Exchange Commission in the ordinary course.

About Jerome J. Lande

Jerome J. Lande (Age 39) is the managing partner of Coppersmith Capital which he co−founded in April 2012. Previously, Lande was a partner at MCM Capital Management, LLC ("MCM"), from January 2006 until February 2012, and served as an executive vice president at MCM from January 2005 until he left the company. MCM was the general partner of MMI Investments, L.P., a small−cap deep value fund where Lande was responsible for all areas of portfolio management. He served as a vice president of MCM from February 2002 to January 2005 and as an associate from January 1999 to February 2002. Lande served as corporate development officer of Key Components, Inc., a global diversified industrial manufacturer that was formerly an SEC reporting company, from January 1999 until its acquisition by Actuant Corporation in February 2004. Lande holds a B.A. from Cornell University.

About Peter Mainz

Peter Mainz (Age 51) has more than 20 years of financial and communication systems business expertise that includes deep operational and commercial executive leadership experience. Most recently, Mainz served as president, chief executive officer and a director of Sensus, a global solutions company offering smart meters, communications systems, software and services for the electric, gas and water industries, which was created as the result of a private equity spin out of a division of Invensys plc. Prior to that, he served as the chief financial officer of Sensus and later was appointed as the executive vice president of operations. Prior to Sensus, he served as vice president of finance for various economic zones for Invensys plc. He also previously held executive roles at IBM and Schlumberger. Mainz holds a B.S. in Business Administration and Computer Science from Johannes Kepler University Linz in Austria and an MBA from Texas A&M University.

About Itron

Itron is a world-leading technology and services company dedicated to the resourceful use of energy and water. We provide comprehensive solutions that measure, manage and analyze energy and water.

2111 North Molter Road
Liberty Lake, WA 99019

1.800.635.5461

www.itron.com



Our broad product portfolio includes electricity, gas, water and thermal energy measurement devices and control technology; communications systems; software; as well as managed and consulting services. With thousands of employees supporting nearly 8,000 customers in more than 100 countries, Itron applies knowledge and technology to better manage energy and water resources. Together, we can create a more resourceful world. Join us: www.itron.com.

Itron® is a registered trademark of Itron, Inc.

Forward Looking Statements

This release contains forward-looking statements concerning our expectations about operations, financial performance, sales, earnings and cash flows. These statements reflect our current plans and expectations and are based on information currently available. The statements rely on a number of assumptions and estimates, which could be inaccurate, and which are subject to risks and uncertainties that could cause our actual results to vary materially from those anticipated. Risks and uncertainties include the rate and timing of customer demand for our products, rescheduling of current customer orders, changes in estimated liabilities for product warranties, changes in laws and regulations, our dependence on new product development and intellectual property, future acquisitions, changes in estimates for stock-based and bonus compensation, increasing volatility in foreign exchange rates, international business risks and other factors that are more fully described in our Annual Report on Form 10-K for the year ended December 31, 2014 and other reports on file with the Securities and Exchange Commission. Itron undertakes no obligation to update publicly or revise any forward-looking statements, including our business outlook.

For additional information, contact:

Itron, Inc.

Sharelynn Moore
Vice President, Corporate Marketing and Public Affairs
509.891.3524
sharelynn.moore@itron.com

Barbara Doyle
Vice President, Investor Relations
509.891.3443
barbara.doyle@itron.com

2111 North Molter Road
Liberty Lake, WA 99019

1.800.635.5461

www.itron.com